May 14, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (202) 347-2172

Mr. Robert W. White
Chairman, President and Chief Executive Officer
Abington Bancorp, Inc.
180 Old York Road
Jenkintown, Pennsylvania 19046

> **Re: Abington Bancorp, Inc.**
> **Amendment Number One to Registration Statement on Form S-1**
> **Filed on May 2, 2007**
> **File Number 333-141360**

Dear Mr. White:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment number 14; however, we do not see disclosure addressing the consideration and determination of director compensation. Please refer to Item 407(e)(3) of Regulation S-K.

Benefits to Management From the Offering, page 11

2.   Please revise footnote 6 to the table included on page 12 to disclose why the assumptions used to estimate the value of the stock options granted in 2005 differ from the assumptions disclosed in Note 14 to your financial statements.

Selected Consolidated Financial and Other Data, page 22

3.   The shares issued to the MHC in connection with your reorganization in December 2004 is analogous to a significant stock dividend. Therefore, please revise your earnings per share presentation, both here and in your financial statements, to retroactively reflect this dividend in accordance with paragraph 54 of SFAS 128.

Our Capitalization, page 29

4.   Please revise Note 4 to this table to disclose the amount and nature of any restrictions you anticipate on your retained earnings.

Summary Compensation Table, page 95

5.   Please either add another person to the Summary Compensation Table, or explain to the staff more specifically why you do not have anyone else whose compensation should be disclosed.

14. Pension and Profit Sharing Plans, page F-30

6.   The audit opinion provided by Beard Miller Company LLP references a change in accounting policy for your defined benefit pension plan as discussed in Note 14. However, we could not locate the discussion of this change in Note 14. Please revise accordingly.

Alternate Pages
Exchange of Abington Community Bancorp Common Stock, page 9

7.   Please include a column showing the value, at the offering price, of a pro forma share of Abington Community Bancorp stock.

After Market Trading Activity, page 12

8.   Please delete the average and median numbers from the column through February 23, 2007. They are meaningless.

Risk Factors, page 19

9.   The most important risks are those related to the conversion since holders will face the risks of the business regardless of whether the transaction occurs. Please revise to place the most important risks first.

The Market Value of Abingdon Bancorp Common Stock, page 21

10.   Please revise this section to make clearer that the value received for stock
        exchanged depends on the number of shares sold in the offering. It appears that
        the breakeven point is just over the midpoint, not close to the maximum; please
        revise.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Blakeley Moore at (202) 551-3463 or Paul Cline (202) 551- 3851 at if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark S. Webb
Legal Branch Chief

cc: Hugh T. Wilkinson, Esq.
        Elias, Matz, Tiernan & Herrick L.L.P.
        734 Fifteenth Street, NW – 12th Floor
        Washington, DC 20005